UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, DC 20549

                         FORM 12b-25
                NOTIFICATION OF LATE FILING

     (Check one): Form 10-Q

     For Period Ended:   April 30, 2006
-----------------------------------------------------------
Read Instruction (on back page) Before Preparing Form.
Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

              WILLIAMS INDUSTRIES, INCORPORATED
   (Exact name of registrant as specified in its charter)

               Virginia                     54-0899518
     (State or other jurisdiction of      (IRS Employer
      incorporation or organization)    Identification No.)

       8624 J.D. Reading Drive, Manassas, Virginia 20109
           (Address of principal executive offices)

               P.O. Box 1770, Manassas, VA 20108
       (Mailing address of principal executive offices)

                         (703) 335-7800
        (Registrant's telephone number, including area code)


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject quarterly report will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has not completed the Financial Statements for its quarter ended April 30, 2006.


PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

         Christ H. Manos     (703)         335-7800
              (Name)      (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no,
identify report(s). X Yes   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
                      Yes   No X
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report earnings of at least $.02 per basic and diluted share for the quarter and nine months ended
April 30, 2006, compared to a loss of ($1.05) and ($1.58) per share for the corresponding periods of the prior year.

           WILLIAMS INDUSTRIES, INCORPORATED
   (Name of registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

June 14, 2006               Williams Industries, Incorporated
                            --------------------------------
                                      Registrant

                            /s/ Frank E. Williams, III
                            --------------------------------
                            Frank E. Williams, III
                            Chairman of the Board, President,
                            Chief Executive Officer,
                            Chief Financial Officer